AGREEMENT AND RELEASE


	AGREEMENT AND RELEASE (the "Agreement"), executed March 17, 1995 (the "Effective Date") between Joaquin F. Blaya ("Blaya") and Telemundo Group, Inc., a Delaware corporation (the "Company").

	WHEREAS, Blaya was, prior to the Effective Date, a member of the Board of Directors (the "Board"), President and Chief Executive Officer and an employee of the Company and served as an officer and/or director of numerous direct and indirect subsidiaries of the Company and joint ventures or entities in which the Company has, directly or indirectly, a minority investment (including Telenoticias del Mundo) (collectively, "Subsidiaries");

	WHEREAS, Blaya and the Company are parties to (i) an Employment Agreement dated as of May 26, 1992 (the "1992 Employment Agreement"), (ii) an Employment Agreement dated as of May 15, 1994, as amended by Amendment No. 1 dated as of December 30, 1994 (the "1994 Employment Agreement"), and
(iii) a Nonqualified Stock Option Agreement dated as of December 31, 1994 (the "Option Agreement");

	WHEREAS, Blaya and the Company mutually desire to terminate
Blaya's employment with the Company and to enter into certain other arrangements between Blaya and the Company, and Blaya and the Company mutually desire to take certain other actions contemplated herein, upon the terms and conditions contained herein;

	NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in reliance upon the representations of the other party hereto contained herein, each of the parties hereto agrees as follows:

	1.	Resignation of Blaya.  Effective as of the Effective
Date, Blaya hereby resigns all appointments he holds as a director, officer, employee or agent of the Company and all Subsidiaries (the "Resignations"). Simultaneously with the execution of this Agreement, Blaya shall execute and deliver to the Company a letter of resignation from all appointments he holds with the Company and the Subsidiaries substantially in the form of Exhibit A hereto, which shall be deemed effective as of the Effective Date. From and after the Effective Date, Blaya shall not hold himself out as a director, officer, employee, agent of the Company or the Subsidiaries (except as permitted by Section 6 hereof).

	2.	Certain Agreements.  2.  1992 Employment Agreement.
Blaya and the Company each agrees that, except as contemplated by Section 10 hereof, the 1992 Employment Agreement is hereby terminated and Blaya shall not have any rights or obligations with respect to or arising out of the 1992 Employment Agreement.

		3.	1994 Employment Agreement.  Blaya and the Company
each agrees that, except as contemplated by Section 10 hereof, the 1994 Employment Agreement is hereby terminated and Blaya shall not have any rights or obligations with respect to or arising out of the 1994 Employment Agreement.

		4.	Option Agreement.  Blaya and the Company each
agrees that the Option Agreement is hereby terminated and Blaya shall not have any rights or obligations with respect to or arising out of the Option Agreement.

	5.	Certain Payments.  In consideration of Blaya's
resignation and release of all claims that may exist against the Company and others in connection with Blaya's employment and termination of employment and other matters, as more specifically set forth below in
Section 5, and in consideration of Blaya's compliance with all of the terms and conditions of this Agreement, the Company agrees that Blaya will receive the following payments or benefits:

		6.	The Company shall pay Blaya at the annual rate of
$900,000 from and after March 8, 1995 through and including May 25, 1997, such amounts to be paid (less any required withholding taxes) in arrears in equal installments bi-weekly.

		7.	The Company shall provide, until May 25, 1997,
medical benefits to Blaya substantially similar to those provided to Blaya immediately prior to the Effective Date. The provision of such medical benefits shall be in satisfaction of the Company obligations, if any, under
Section 4980B of the Internal Revenue Code of 1986, as amended, or any similar state law relating to the continuation of such benefits, with respect to the period of time during which such benefits are made hereunder.

		8.	The Company hereby grants Blaya an option to
purchase 150,000 shares of Series A Common Stock, $.01 par value, at an exercise price of $7.00 per share. Such option shall be exercisable from and after January 1, 1996 through and including December 31, 1998. This option is not transferable other than by will or by the law of descent and distribution, and during Blaya's lifetime, is only exercisable by Blaya. The method of exercising the option and adjustment for changes in capitalization shall be consistent with Sections 6, 11 and 12 of the Option Agreement, and the Company shall be permitted to withhold tax as contemplated by Section 13 of the Option Agreement. Any exercise of the option is subject to compliance with all applicable laws, including federal and state securities laws.

	9.	Representations.  Blaya acknowledges and agrees that the
payments and benefits provided in Section 3:
		10.	represent valuable consideration over and above
what he is otherwise entitled to in connection with his Resignations, his employment, and the termination of his employment and further acknowledges that his release of claims in Section 5 and his agreement to comply with his obligations in this Agreement are in return for this consideration;

		11.	shall be in lieu of any and all claims for
severance pay, additional wages, salary, accrued vacation and sick leave pay or other compensation or claim of damages he may have as of his last date of employment;

		12.	arise out of the terms of this Agreement and are
not part of any Company severance plan;

		13.	do not confer any special rights other than those
stated in this Agreement and shall not be deemed to amend or modify any plan or policy of the Company; and

		14.	constitute payments in consideration of the release
and other commitments made by Blaya in this Agreement.

	15.	Waiver and Release.  As a material inducement for Blaya
and Company to enter into this Agreement, each of them hereby irrevocably and unconditionally releases and forever discharges the other as detailed below.

		16.	Except as set forth in clause (e) below, Blaya, on
behalf of himself and his heirs, spouse, successors and legal representatives ("Releasors") hereby irrevocably and unconditionally releases, waives and forever discharges any and all claims (i) against the Company and its Subsidiaries arising out of any circumstances or matters occurring or existing at any time prior to the signing and delivery of this Agreement, which Releasors may have had, have, or may have in the future against the Company and its Subsidiaries and (ii) against the Company, its Subsidiaries, affiliates, parents, predecessors, and all officers, directors, attorneys, representatives, agents or employees (collectively, "Releasees"), arising directly or indirectly out of, related to or attributable to his employment and termination of employment or his service, termination or resignation as a director or officer of the Company or its Subsidiaries; provided, that this release shall not serve to eliminate any rights to indemnification which Blaya may have in respect of third party actions pursuant to the Certificate of Incorporation or By-laws of the Company or its Subsidiaries.

		"Any and all claims" means all of the rights, claims, agreements, causes of action, demands, damages, costs and other obligations Releasors now have (whether actual or contingent, choate or inchoate) to any relief of any kind whether or not Releasors now know about those rights. This includes but is not limited to, claims for breach of contract; fraud or misrepresentation; violation of Title VII of the Civil Rights Act of 1964, as amended, including the amendments established by the Civil Rights Act of 1991; the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act; the Americans with Disabilities Act; or other federal, state, or local civil rights laws based upon age, national origin, or other protected characteristic; defamation; intentional or negligent infliction of emotional distress; misrepresentation; breach of the covenant of good faith and fair dealing; reliance; promissory estoppel; negligent interference with contractual relations or prospective economic advantage; and any other claims in contract or tort or otherwise.

		17.	Blaya agrees not to institute any legal or
administrative proceeding against the Company or the Releasees as to any claim or matter based upon, arising out of, or related to, his employment, compensation during his employment, severance of his employment with the Company or any Subsidiary, or arising out of or related to his service, termination or resignation as a director or officer.

		18.	Except as set forth in clause (e) below, the
Company, and, to the extent but only to the extent, the Company has the legal authority, the Company on behalf of its Subsidiaries, officers, directors, employees, agents, attorneys, successors, assigns and related entities hereby releases Blaya, his heirs, assigns and representatives from any and all claims, liabilities, damages, costs and other obligations arising directly or indirectly out of, related to or attributable to his employment and termination of employment or his service, termination or resignation as a director or officer of the Company or its Subsidiaries and, in the case of the Company and, to the extent but only to the extent, the Company has the legal authority, the Company on behalf of its Subsidiaries, hereby releases Blaya, his heirs, assigns and representatives from any and all claims, liabilities, damages, costs and other obligations occurring or existing at any time prior to the signing and delivery of this Agreement which the Company or its Subsidiaries may have had, have or may have in the future against Blaya, his heirs, assigns and representatives.

		19.	Blaya agrees to give up any rights that he may
have, if any, to reinstatement to any position of employment with the Company or to any position with any of the Company's Subsidiaries, affiliates, parents, successors, or any related companies.

		20.	This Section does not act to release either party
from its obligations under this Agreement (or the 1992 Employment Agreement or the 1994 Employment Agreement to the extent applicable as contemplated by Section 10 hereof) nor preclude the Company from instituting legal action or Blaya or the Company from instituting arbitration as contemplated by Section 24 hereof for the purposes of enforcing rights conferred to each other under this Agreement.

	21.	Consulting Arrangement.  21.  In consideration of the
amounts payable to Blaya hereunder, and for no additional consideration, until May 25, 1997, unless earlier terminated (the "Consulting Term"), the Company hereby engages Blaya to serve as a consultant to the Company, and Blaya hereby accepts such engagement.
		22.	During the Consulting Term, Blaya shall furnish
such consulting and advisory services to the Company as the Company may reasonably request (and only such consulting and advisory services as the Company shall so request) and shall report to the Chief Executive Officer or a designee of the Board. Notwithstanding the above, Blaya shall only be required to provide services which are consistent with the expertise Blaya has in business conducted by the Company, and in no event shall he be required to devote more than 20 days per year to the affairs of the Company. Blaya will be provided with such support staff and equipment as the Company deems appropriate for the conduct of duties hereunder requested by the Company. Blaya will be permitted to schedule the time of performance of his duties hereunder, giving due regard to the needs of the Company in scheduling such performance.

		23.	The Company shall reimburse Blaya for all
reasonable and necessary out-of-pocket expenses incurred by him in connection with the consulting and advisory services he performs at the request of the Company pursuant to this Agreement upon presentation of proper vouchers evidencing such expenses and the purposes for which they were incurred.

		24.	In performing his duties as a consultant, Blaya
shall be, and only hold himself out as, an independent contractor. Nothing contained herein shall make Blaya the agent, employee, joint venturer or partner of the Company or provide Blaya with the power or authority to bind the Company to any contract, agreement or arrangement with any person or entity.

		25.	The consulting arrangement established by this
Section 6 may be terminated by either Blaya or the Company for any reason upon 5 days written notice to the other party.

	26.	Confidentiality.  Blaya will not, directly or indirectly,
use, disseminate or disclose any Confidential Information. Promptly upon execution of this Agreement, all documents, records and similar repositories of or containing Confidential Information, including copies thereof, then in Blaya's possession, custody or control, whether prepared by Blaya or others, will be left with the Board of Directors of the Company. "Confidential Information" means non-public information relating to the Company or any affiliate of the Company. Blaya agrees to cooperate, for a period of five years after the date of this Agreement with respect to legal matters and for a period of one year with respect to all other matters, with the Company and its affiliates with respect to matters with which Blaya was involved during his employment with the Company.

	27.	Covenant Not to Interfere.  27.  Blaya agrees and
covenants that, for a period of one year after the date of this Agreement, he will not interfere directly or indirectly in any way with the Company. "Interfere" means to influence or attempt to influence, directly or indirectly, present or prospective customers, employees, performers, directors, representatives, agents, Subsidiaries, joint venture or similar partners, network affiliates or independent contractors of the Company or any of its Subsidiaries or any of its network affiliates to restrict, reduce, sever or otherwise alter their relationship with the Company, its Subsidiaries or any of its network affiliates.



		28.	Blaya agrees and covenants that, for a period of
one year after the date of this Agreement, he will not own, operate, be employed by or provide consultation in any manner to or for any entity or person which broadcasts primarily Spanish language programming in any location or market in the United States or Puerto Rico where a Company owned or Company network affiliate owned television broadcasting station is presently located. For one year after the date of this Agreement, Blaya further agrees that he will not, directly or indirectly, own, be employed by or provide consultation in any manner to the Company or any Subsidiary or joint venture or similar partner of the Company or any Subsidiary except as expressly requested by the Company in accordance with Section 6.

	29.	Public Statements.  The Company shall not disparage
Blaya, and Blaya shall not disparage the Company, or any of its officers, directors, employees or stockholders, at any time, in any manner or in any respect nor will either party disclose the nature or details of the arrangements contemplated by this Agreement; provided, that nothing contained in this Agreement shall restrict the parties hereto from making any statements or disclosures believed necessary to enforce in any judicial or similar proceeding the provisions of this Agreement or as a party reasonably believes may be required by applicable law.

	30.	Certain Effects.  The invalidity or unenforceability of
any paragraph, term or provision of this Agreement shall in no way affect the validity or enforceability of the remaining paragraphs, terms and provisions of this Agreement. In the event of any such invalidity or unenforceability, it is the parties' intention and agreement that any such paragraph, term or provision which is held or determined to be invalid or unenforceable, as written, shall nonetheless be in force and binding to the fullest extent permitted by law as though such paragraph, term or provision had been written in such a manner and to such an extent as to be enforceable under the circumstances (except that it is expressly intended that the releases contemplated by Section 5 are mutual and an integral part of this Agreement and that if or any reason Blaya shall be entitled to receive any amount or benefit under the 1992 Employment Agreement, the 1994 Employment Agreement or the Option Agreement, the amounts and benefits payable hereunder are intended to be commensurately reduced and, if for any reason Section 7 or 8 hereof shall not be valid and enforceable against Blaya, the covenants contained in Sections 10 and 11 of the 1992 Employment Agreement and in Sections 9 and 10 of the 1994 Employment Agreement shall be deemed not to have been terminated by this Agreement, and shall continue for the periods set forth therein). Without limiting the foregoing, with respect to any confidentiality requirement or restrictive covenant contained herein, if it is determined that any such provision is excessive as to duration or scope, it is intended that it nevertheless be enforced for such shorter duration or with such narrower scope as will render it enforceable.

	31.	Effect of Breach.  The Company's obligation to make the
payments contemplated by Section 3(a) shall continue only so long as Blaya does not breach his obligations under Sections 7, 8 and 9 hereof (or if Sections 10 and 11 of the 1992 Employment Agreement and Sections 9 and 10 of the 1994 Employment Agreement are applicable as contemplated by Section 10 of this Agreement, such sections). In the event of a breach by Blaya of any of such obligations, the Company shall, in its sole and absolute discretion, have the right to terminate making the payments contemplated by
Section 3(a). The cessation of such payments as provided by the preceding sentence shall not otherwise affect the validity of the remainder of this Agreement. In all other cases (except as limited by Sections 5 and 14(b)), a party may seek equitable or legal relief as contemplated by the provisions of this Agreement.

	32.	Acknowledgement of Voluntary Nature of Agreement and
Release.  By signing this Agreement Blaya and the Company acknowledge:

		33.	That each has entered into this Agreement
voluntarily and fully understands all of its terms and the Agreement is a valid and binding obligation of such party enforceable in accordance with its terms;

		34.	That Blaya has been advised and has had the
opportunity to consult with his attorney prior to signing this Agreement;

		35.	That Blaya has been given the opportunity to
consider the Agreement for a period of at least (twenty-one) 21 days, and, if he executes this Agreement prior to the expiration of the 21 day period, voluntarily and freely waives the right to consider the Agreement for the full 21-day period; and,

		36.	That Blaya is not relying on any statement or
promise other than as contained in this Agreement.

	37.	Revocation Period.  Blaya understands that he has a seven
(7) day period after signing this Agreement in which to revoke or rescind his agreement and release of claims by informing the Company's Chairman in writing of his decision to revoke. To be effective, the rescission must be delivered to the Company's Chairman either by hand or by mail within the seven (7) day period. If sent by mail, the rescission must be postmarked within the seven day period; properly addressed to the Company's Chairman, and sent by certified mail, return receipt requested to the following address: Telemundo Group, Inc., 2290 West 8th Avenue, Hialeah, Florida 33010. If this Agreement is revoked or is otherwise determined to be unenforceable or invalid, the parties agree (which agreement will survive such unenforceability, revocation or invalidity) that the terms hereof are not intended to be evidence of the parties position or intentions regarding the relative merits of any claims the parties may have against each other, and may not be used as evidence in that regard in any forum.
	38.	Binding Agreement.

		39.	Blaya and the Company agree that this Agreement
will be final and binding:

			40.	upon execution of this Agreement by both
parties; and,

			41.	following the expiration of the seven-day
revocation period referred to in Section 13.

		42.	Blaya and the Company agree that, after the
Agreement becomes final and binding as set forth above, they will not pursue any claim which has been waived under the Agreement and will not challenge the enforceability of the Agreement by filing or instigating any lawsuit or administrative complaint or investigation or similar action arising out of Blaya's employment or termination of employment.

	43.	Expenses.  Each party shall bear his or its own expenses
with respect to this Agreement.

	44.	Notices.  Except as required by Section 13, all notices,
consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telecopier or mailed, certified or registered, return receipt requested, or (c) when received by addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), in each case to such addresses or telecopier numbers as the parties may from time to time designate.

	45.	Entire Agreement.  This Agreement is intended to express
the complete agreement and understanding among the parties hereto on the matters set forth herein and to supersede any and all other agreements and understandings, whether oral or written, between or among the parties hereto on the matters set forth herein.

	46.	Binding Effect.  The rights and obligations of the
parties under this Agreement shall inure to the benefit of and shall be binding upon their respective heirs, successors and legal representatives.

	47.	Headings.  The descriptive headings are for the
convenience of the parties only and shall not be deemed to affect the meanings or construction of any provision hereof.

	48.	Amendment; Third Parties.  This Agreement shall be
amended or modified only by a written instrument signed by the parties hereto. Except for the provisions contained in Section 5, nothing in this Agreement, expressed or implied, is intended to confer upon any third person any rights or remedies under or by reason of this Agreement.
	49.	No Assignment.  Neither this Agreement nor any of the
rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

	50.	Governing Law.  This Agreement shall be construed under
the laws of the State of New York applicable to agreements made and to be performed fully therein, without regard to its conflicts of laws rules.

	51.	Counterparts.  This Agreement may be executed in one or
more counterparts, all of which shall be considered one and the same agreement.

	52.	Remedies; Service of Process.

		53.	Except when the Company is seeking to enforce its
rights as contemplated by Section 25 relating to an injunction or specific performance hereunder, the parties agree to submit any dispute concerning this Agreement to binding arbitration. The parties may agree to submit the matter to a single arbitrator or to several arbitrators, may require that arbitrators possess special qualifications or expertise or may agree to submit a matter to a mutually acceptable firm of experts for decision. In the event the parties shall fail to thus agree upon terms of arbitration within twenty (20) days from the first written demand for arbitration, then such disputed matter shall be settled by arbitration under the Rules of the American Arbitration Association, by three arbitrators appointed in accordance with such Rules. Such arbitration shall be held in New York City. Once a matter has been submitted to arbitration pursuant to this section, the decision of the arbitrators reached the promulgated as a result thereof shall be final and binding upon all parties. The cost of arbitration shall be shared equally by the parties and each party shall pay the expenses of his/its attorneys, except that the arbitrators shall be entitled to award the costs of arbitration, attorneys and accountants' fees, as well as costs, to the party that they determine to be the prevailing party in any such arbitration.

		54.	 Blaya hereby irrevocably consents to the
jurisdiction of the Courts of the State of New York and of any Federal Court located in such State in connection with any action or proceedings arising out of or relating to the provisions of Sections 7, 8 and 9 of this Agreement. Blaya further agrees that he will not commence or move to transfer any action or proceeding, arising out or relating to the provisions of Sections 7, 8 and 9 of this Agreement, in any Court other than one located in the State of New York. In any such litigation, Blaya waives personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified mail directed to Blaya at his address for purposes of notice under Section 16 hereof.

	55.	Injunctive Relief.  Blaya acknowledges that the
provisions of Sections 7, 8 and 9 herein are reasonable and necessary for the protection of the Company and that the Company will be irrevocably damaged if such provisions are not specifically enforced. Accordingly, Blaya agrees that, in addition to any other relief to which the Company may be entitled in the form of damages, the Company shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without the posting of a bond therefor) for the purposes of restraining Blaya from any actual or threatened breach of such provisions.

	56.	Taxes.  The Company may withhold from any amounts payable
under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

	57.	Waivers.  The Company's failure to insist upon strict
compliance with any provision hereof shall not be deemed to be a waiver of such provision or any other provision hereof. Blaya's failure to insist upon strict compliance with any provision hereof shall not be deemed to be a waiver of such provision or any other provision hereof.

	58.	Cooperation.  Blaya shall cooperate with the Company (at
no expense to the Company) in connection with his transition from President and Chief Executive Officer to a consultant. Additionally, each of the parties to this Agreement shall execute and deliver any and all other documents deemed necessary by counsel to the Company to effectuate the terms, conditions or intent hereof.


		IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



	Joaquin Blaya

WITNESS:



Name:

	TELEMUNDO GROUP, INC.




	By:
	Name:	Roland A. Hernandez
	Title:		President and Chief
Executive Officer

WITNESS:





Name:


PJD\TELEMUND\SEV-V.007



EXHIBIT A




March 17, 1995


The Board of Directors
Telemundo Group, Inc.
2470 West Eighth Ave.
Hialeah, Florida 33010


   Re: Letter of Resignation

Dear Sirs:

Effective immediately, I hereby resign as a member of the Board of Directors, as President and Chief Executive Officer and as an employee of Telemundo Group, Inc. and Telenoticias del Mundo and also resign all positions as an officer and director of any direct or indirect Subsidiary of Telemundo Group, Inc.

						Yours
sincerely,



						Joaquin Blaya